July 27, 2012

VIA EDGAR

Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Royal Bank of Canada Registration Statement on Form F-3 Filed May 18, 2012 File No. 333-181552

Dear Ms. Hayes:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Royal Bank of Canada (the "Bank") and RBC Covered Bond Guarantor Limited Partnership (the “Guarantor”) respectfully request that the effective date of the Registration Statement on Form F-3 (File No. 333-181552), as amended by Amendment No. 1 and Amendment No. 2 to Form F-3, be accelerated by the Securities and Exchange Commission (the "Commission") to 2:00 p.m.. Eastern Daylight Time on July 30, 2012, or as soon as practicable thereafter.

The Bank and the Guarantor hereby acknowledge that:

 (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Bank or the Guarantor from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Bank and the Guarantor may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

The Bank and the Guarantor request that they be notified of such effectiveness by a telephone call to David Power at (416) 974-4751 and that such effectiveness also be confirmed in writing.

ROYAL BANK OF CANADA,

By:	/s/ David Power
David Power
Vice President

RBC COVERED BOND GP, INC. in its capacity or general partner of RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP

By:	/s/ David Power
David Power
President and Director RBC Covered Bond GP, Inc.

cc:
Paul Guthrie, Royal Bank of Canada
Erin Dion, Royal Bank of Canada
David M. Lynn, Morrison & Foerster LLP
Jerry R. Marlatt, Morrison & Foerster LLP